UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant:

Altera Corporation

2.	Name of Persons Relying on Exemption:

TIG Advisors, LLC
TFI Partners, LLC
Carl Tiedemann
Michael Tiedemann

3.	Address of Persons Relying on the Exemption:

520 Madison Avenue
26th Floor
New York, New York 10022

4.	Written Material. The following written materials are attached:

Press release, dated April 27, 2015.

(Written material follows on next page)

TIG ADVISORS CALLS ON FELLOW ALTERA STOCKHOLDERS TO VOTE
“AGAINST” LEAD INDEPENDENT DIRECTOR T. MICHAEL NEVENS

•	Vote “AGAINST” T. Michael Nevens to send a strong signal to the Board to immediately re-engage with Intel
•	Stockholders should have right to choose between Intel’s reported $54 cash offer and uncertain future of standalone Altera
•	Board not acting in a transparent, independent or accountable manner
•	Altera board appears to be forgoing substantial and immediate value realization for stockholders in pursuit of murky strategic goals

NEW YORK, April 27, 2015, --(BUSINESS WIRE)-- TIG Advisors, LLC (“TIG Advisors”) a stockholder of Altera Corporation (Nasdaq: ALTR) (“Altera” or the “Company”), called on fellow stockholders to join TIG Advisors in voting “AGAINST” Altera’s Lead Independent Director T. Michael Nevens at the upcoming annual meeting of stockholders scheduled to be held on Monday, May 11, 2015 (the “Annual Meeting”).

TIG Advisors is taking this action in light of the Altera Board of Directors’ (the “Board”) failure to constructively engage with Intel Corporation (Nasdaq: INTC) (“Intel”) on a sale of Altera to Intel. TIG Advisors believes that if the holders of a significant percentage of the Company’s outstanding shares (the “Shares”) vote “AGAINST” Mr. Nevens, it will send a strong signal to the Board to immediately re-engage with Intel regarding its mutually-beneficial strategic acquisition offer without delay.

“Altera Throws Away Golden Ticket.”
 – Citi Research report, April 9, 2015

Our conversations with a number of significant long-term stockholders revealed an unambiguous message: Engage now – this is a compelling value. However, since the news broke that Altera had rejected Intel’s acquisition offer only a few weeks before the Company’s 2015 Annual Meeting, stockholders are unable to act on their dissatisfaction through the election of a competing slate of directors. TIG Advisors recommends that stockholders demonstrate their frustration with the Board and desire for the Board to pursue the Intel offer by voting “AGAINST” Lead Independent Director T. Michael Nevens.

Even if you have previously executed a proxy card in support of Mr. Nevens, you can still change your vote by voting again “AGAINST” Mr. Nevens.  Only your latest dated proxy will be counted.

If you have any questions or require assistance in voting your proxy, we encourage you to contact Larry Miller or Scott Winter at Innisfree M&A Incorporated at (212) 750-5833.

TIG Advisors’ Guiding Philosophy & Governance Principles

For the past 25 years, our consistent investing philosophy as fiduciaries for our clients is that stockholders are the true owners of the assets of the companies we invest in. We believe that stockholders should play a central role in evaluating and endorsing value realization opportunities that are presented to their company.

In our 25 years of investing, we cannot remember the last time we saw such an egregious failure by a Board in its duties to stockholders in this regard. It is this failure to heed clear and unambiguous guidance from stockholders that has compelled us to act.

TIG Advisors believes in three key governance principles as it relates to the conduct of the boards of the companies that we invest in:

•
Accountability and Engagement – the board holds itself accountable to stockholders and maintains an active and responsive engagement process with its stockholders. Effective engagement includes actively soliciting stockholder views on significant matters that impact long-term stockholder value – and being responsive to the expressed views of stockholders. The Altera Board has not been responsive to stockholders’ clearly expressed preference for immediate value.

•
Transparency – the board maintains a transparent strategic and decision making process, open to scrutiny from stockholders. The board should provide timely and complete information to stockholders to allow them to evaluate board decisions, and make informed voting and investment decisions. Altera’s Board has a duty to demonstrate to stockholders that in rejecting a lucrative value realization opportunity, it has concrete alternatives to deliver additional risk and time adjusted value to stockholders. In fact, the Company has done the opposite by delivering lower earnings and guidance without providing any clarity to shareholders.

•
Independence and Alignment – board members are independent enough to diligently supervise management, ensuring that they act in the interests of stockholders. Boards should have effective, aligned and independent leadership that is focused on preserving and enhancing stockholder value on a time and risk-adjusted basis. We believe that Mr. Nevens as Lead Independent Director has failed to act as an effective counter-weight to the Chairman of the Board and management resulting in what we believe to be a flawed process.

We believe by its recent actions, the Board has failed stockholders on every one of these fronts. Altera stockholders should use the upcoming Annual Meeting to express their vote of non-confidence in the Board, and vote “AGAINST” Mr. Nevens in his capacity as Lead Independent Director.

Potential Sale to Intel

“After the initial shock of Altera turning down a $54.00 take out offer subsided, we are not surprised management and the board turned down the offer given our view that Altera has had a history of overestimating its growth rate. Altera has stated it can grow 2X the overall semiconductor industry, when it has outgrown the industry by 1% according to our metrics.”
- Citi Research report, April 9, 2015

As has been widely reported in recent weeks, Intel and Altera have been engaged in discussions about the prospective sale of Altera to Intel for a price reported to be $54. We have spent considerable time analyzing such a prospective transaction. As we articulated to the Board in a letter on April 10, 2015, we find a strategic transaction with Intel to be compelling versus all available metrics, comparable company analysis, precedent transactions analysis, premiums analysis and even versus long-term strategic alternatives.  In light of the lower than expected earnings and guidance reported by Altera on the evening of April 23rd, we are utterly baffled as to what the Board may be thinking.

Absent a sale, we believe the Board, particularly in light of the recent earnings release and guidance, owes stockholders some form of transparency into its thinking given the starkly different understanding both investors and sell-side analysts currently have for Altera’s prospects. The Board also owes stockholders a fully-baked strategic plan that offers comparable risk-adjusted returns, as an alternative to the full and immediate value offered by a transaction with Intel.

While we earnestly hope that the Board’s apparent lack of engagement with Intel is driven by the existence of other, more competitive proposals advanced in private by third parties, we do not view hope as a strategy.

On a risk and time-value adjusted basis, we see no opportunity for Altera to deliver comparable value to stockholders, whether through pre-existing or speculated value creation opportunities.

TIG Advisors views the upcoming Annual Meeting as a forum to send a clear message to this Board of Directors that, absent a higher bid, stockholders want Altera to aggressively pursue a sale to Intel.

Our Valuation Analysis

“For ALTR shares to reach a mid-$50s price organically, Altera would need to generate $2.70 in EPS, which is unlikely to happen over the next few years given the outlook for a secular decline in worldwide base station deployments in 2016-2019 until 5G starts ramping.”
- Baird Equity Research report, April 24, 2015

Our view on the standalone value of Altera (as was reflected in our letter to the Board of Directors, dated April 10, 2015) has been informed by selected peer trading valuations on a Forward P/E basis, sell-side research analyst price targets, the potential value creation from restructuring the balance sheet and executing a levered accelerated share repurchase, precedent transactions and more. Peers, Xilinx and Lattice Semiconductors, have traded at median multiples of ~16x and ~18x Forward P/E over the past year. When applying sell-side research consensus FY2016 EPS estimate of $1.921 to peer multiples, we derive a valuation range of ~$32 to ~$36 for Altera.

Prior to news reports of Intel’s interest in acquiring Altera, the median sell-side research price target was $37 with the majority of price targets between $35 and $43. In a levered share repurchase scenario, we believe the Company is worth ~$40 to ~$45 per share2. Given the deep cyclicality of the semiconductor industry and the need for a strong balance sheet throughout the cycle, we believe it is unlikely that a levered share repurchase would ultimately be executed. As it relates to prospective revenues from Stratix 10, we are optimistic that Altera will benefit considerably over the next few years as on-die FPGA volumes begin to significantly penetrate Intel server volumes but, adjusted for risk and time-value, we do not see this opportunity contributing more than $2-5 per share of incremental value even in our more optimistic models for Altera. Prior to learning of the disappointing Q1 earnings results and guidance, we viewed a standalone valuation range of $40 to $43 as appropriate for the Company.

“We think it would be very difficult for Altera to get to the low $50s on fundamentals alone, in the absence of a deal. We have run different scenarios through our DCF model to drive an implied growth rate…Altera’s growth would have to accelerate to a 13% 5-year CAGR to organically be worth $54, after 4 years of 0% CAGR following the surge in 2010.”

- Morgan Stanley Research report April 10, 2015

Intel’s reported offer price of $54 represents a premium of ~55% over the Company’s pre-speculation price and a ~26% premium to the top end of our standalone value range of $43. Additionally, the offer price implies a Forward EV/EBITDA of ~18x1 and a Forward P/E of ~28x1 based on FY2016 sell-side research consensus estimates. This is well above the median of 12x Forward EV/EBITDA and 21x Forward P/E seen in precedent transactions3 in the semiconductor industry.

Putting aside our analysis and that of sell-side analysts - many of the core institutional stockholders of Altera have contacted us to confirm that they believe this is a compelling bid for the Company.

____________________

1 Reflects Bloomberg sell-side research consensus estimates prior to Altera’s Q1 earnings announcement on April 23, 2015. Estimates are consistent with estimates used in our letter to Altera’s Board of Directors on April 10, 2015. Current sell-side research consensus FY2016 EPS estimate is $1.73.
2 Assumes pro forma net leverage of 1.5x, interest rate of 5.0% on incremental debt, 35.0% tax rate on excess overseas cash repatriated for use in funding the transaction, and pro forma Forward P/E trading range of 16-18x.
3 Precedent transactions include Aeroflex / Cobham; LSI / Avago; Volterra / Maxim; SMSC / Microchip; Gennum / Semtech; Netlogic / Broadcom; National Semiconductor / Texas Instruments; and Altheros / Qualcomm.

Strategic Value to Intel

We believe that Altera will deliver a number of strategic benefits to Intel, chief among which is a clear strategy to address the challenges with economic scaling of Moore’s law.  Our extensive research into this issue over the past year has demonstrated to us that the geometrical scaling costs of development of new chips, as line widths continue to shrink to 10nm and below, will force a radical rethinking for the semiconductor industry over the next few years, with consequences for both manufacturers and their suppliers.  In our estimation, Altera’s unique collaboration with Intel around SoC technologies has positioned the partnership with one of the brightest opportunities in the semiconductor world to continue to deliver geometrically more computing power – without geometrically higher costs.

The strategic logic and financial benefits of a transaction are also apparent to Intel holders, who upon learning in the press of deal discussions with Altera, immediately bid shares of Intel up ~7% on March 26th, imputing an addition ~$10B of value to Intel stockholders – before a transaction was even agreed upon.

Majority Voting Mechanics at the 2015 Annual Meeting

Our campaign to vote “Against” Mr. Nevens is a referendum on a sale of Altera. We would view any failure by the Board to immediately re-engage with Intel in response to a substantial negative vote as an egregious violation of proper corporate governance and in direct opposition to a clear stockholder directive.

Under Altera’s Bylaws, each incumbent director has previously submitted an irrevocable resignation that would take effect in the event that any such incumbent director fails to receive a majority of the “votes cast” in an uncontested election and upon the Board’s acceptance of that resignation.  In the event an incumbent director fails to receive a majority of the “votes cast”, the Nominating and Governance Committee shall make a recommendation to the Board of Directors as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board of Directors shall act on the resignation, taking into account the Nominating and Governance Committee’s recommendation and publicly disclose (by a press release and filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation (and, if such resignation is rejected, the rationale behind the decision) within 90 days from the date that the election results are certified.

The Risk of Waiting

“We believe Altera management is too bullish on the company’s growth expectations and value.”
- Citi Research Report, April 9, 2015

It’s imperative for stockholders to step forward now and be counted.

The annual meeting of stockholders is the one time every year that Altera stockholders have an opportunity to voice their views on the Board’s performance. Given Altera’s recent earnings results and negative revenue guidance of 4-8%, the risks associated with waiting any longer are numerous and profound.

Stockholders, we have to act today and compel the Board to fulfill their fiduciary duty and engage constructively with Intel.

ALTERA STOCKHOLDERS DESERVE TO HAVE THEIR VOICES HEARD!

We believe the $54 price per share that was reportedly offered by Intel Corp, which represents a 55% premium to the Company’s unaffected share price as of the close of business on March 26, 2015, would deliver substantial, immediate and highly certain value to Altera stockholders, especially in view of the disappointing First Quarter results and soft outlook.  We cannot understand how the Board could reject such an offer.

Fellow stockholders, the time for action has arrived. Please vote “Against” T. Michael Nevens to send a clear and unambiguous message to the Board.

TIG Advisors looks forward to continuing discussions with our fellow stockholders and we encourage you to contact Drew Figdor, Portfolio Manager, or John McVeigh, Managing Director, at (212) 644-5178.

Shareholders are urged to vote “AGAINST” Mr. Nevens on the Company’s proxy card.  This is not a solicitation of authority to vote your proxy.  Do not send TIG Advisors your proxy card as it will not be accepted.

About TIG Advisors

TIG Advisors is an SEC-registered investment advisor based in New York City that manages approximately $3 billion of capital across a diverse range of investment strategies primarily for institutional investors, including pension funds, life insurance companies and others. Our Firm, founded in 1980, has long held a goal of working constructively with management teams to help identify, surface and capture value that may not be otherwise apparent to the marketplace.

Investor Contact
TIG Advisors
Drew Figdor / John McVeigh
(212) 644-5178

Innisfree M&A Incorporated
Larry Miller / Scott Winter
(212) 750-5833

Media Contact
Bayfield Strategy, Inc.
Riyaz Lalani
(416) 907-9365
rlalani@bayfieldstrategy.com